SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

PPT VISION, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519100

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fred Brenner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States (Pennsylvania)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 717,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 717,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,740*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 725,740 shares owned by spouse for which reporting person disclaims beneficial ownership.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Annette Brenner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States (Pennsylvania)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 725,740

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 725,740

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,740**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 14.3%

12.	Type of Reporting Person (See Instructions) IN

** Includes 717,000 shares owned by spouse for which reporting person disclaims beneficial ownership.

Item 1.
	(a)	Name of Issuer PPT VISION, Inc.
	(b)	Address of Issuer's Principal Executive Offices 12988 Valley View Road Eden Prairie, MN 55344

Item 2.
	(a)	Name of Person Filing Fred and Annette Brenner.
	(b)	Address of Principal Business Office or, if none, Residence 514 Wynnewood Avenue Wynnewood, PA 19096
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock and Warrants to Purchase Common Stock
	(e)	CUSIP Number 693519100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
As of February 21, 2003 the beneficial ownership of shares of the Reporting Persons was as follows:

	Aggregate Number of Securities Beneficially Owned
Name	Shares		Warrants		Options	Percentage of Ownership

Fred Brenner	550,150	(1)	166,850	(1)	0	7.1%

Annette Brenner	549,930	(2)	175,810	(2)	0	7.2%

(1)     Fred Brenner has sole voting and dispositive power for these shares/warrants and Annette Brenner disclaims any beneficial interest in these securities.

(2)     Annette Brenner has sole voting and dispositive power for these shares/warrants and Fred Brenner disclaims any beneficial interest in these securities.

Together, Fred and Annette Brenner own 1,100,080 shares of the Issuer’s Common Stock and warrants to purchase 342,660 additional shares of the Issuer’s Common Stock.  The warrants are exercisable at $2.50 per share and expire on September 30, 2003.  Combined these securities represent 14.3 % of the Issuer’s Common Stock.  For purposes of this Schedule 13G, each of the Reporting Persons is including shares beneficially held by his or her spouse, although each Reporting Person disclaims beneficial ownership of such shares.  Each Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares he or she beneficially owns.

All of the purchases covered by this Schedule 13G have been reported on Form 4 with the Securities and Exchange Commission.  Please see Exhibit 2 for a detailed list of the transactions.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:            Joint Filing Agreement dated April 4, 2003.

Exhibit 2:            Tables Detailing Acquisitions of Shares and Warrants, May 2002 through February 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2003
Date
/s/Fred Brenner
Signature
Fred Brenner, Designated Filer
Name/Title

April 4, 2003
Date
/s/Annette Brenner
Signature
Annette Brenner, Joint Filer
Name/Title